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20003601

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67910

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/2018 (MM/DD/YY) AND ENDING 10/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BrightChoice Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

618 Church Street, Suite 430
(No. and Street)

Nashville	TN	37219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Diamos — (404) 536-6984
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Road SE, Building 2, Suite 1680	Atlanta	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Dana Holmes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BrightChoice Financial, LLC, as of October 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LINDA M. BRUMMETT
STATE OF TENNESSEE NOTARY PUBLIC
DAVIDSON COUNTY

Signature

Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIGHTCHOICE FINANCIAL, LLC

FINANCIAL STATEMENTS FOR THE YEAR ENDED OCTOBER 31, 2019
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BRIGHTCHOICE FINANCIAL, LLC

CONTENTS

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
BrightChoice Financial, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BrightChoice Financial, LLC (the "Company") as of October 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis of our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying

schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2019.

January 10, 2020
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

BRIGHTCHOICE FINANCIAL, LLC
STATEMENT OF FINANCIAL CONDITION
OCTOBER 31, 2019

ASSETS		
Cash	$	41,266
Other Assets		350
Total Assets	**$**	**41,616**
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts Payable and Accrued Expenses		5,000
Due to Member		10,667
Total Liabilities	$	15,667
MEMBER'S EQUITY		25,949
Total liabilities and member's equity	**$**	**41,616**

****The accompanying notes are an integral part of this statement.***

BRIGHTCHOICE FINANCIAL, LLC
STATEMENT OF OPERATIONS
YEAR ENDED OCTOBER 31, 2019

REVENUE		
Investment banking - success fees	$	394,049
Interest		40
Total revenue	$	394,089
EXPENSES		
Compensation	$	48,200
Professional services		19,458
Occupancy		6,000
Licenses and registration		4,524
Other operating expenses		461
Total expenses	$	78,643
NET INCOME	**$**	**315,446**

The accompanying notes are an integral part of this statement.

BRIGHTCHOICE FINANCIAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED OCTOBER 31, 2019

BALANCE, October 31, 2018	$	82,345
Adjustment to remove other assets at beginning of year		(20,042)
Balance, October 31, 2018, as adjusted	$	62,303
Distributions		(351,800)
Net Income	$	315,446
BALANCE, October 31, 2019	**$**	**25,949**

The accompanying notes are an integral part of this statement.

BRIGHTCHOICE FINANCIAL, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED OCTOBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	315,446
Items which do not affect cash:		
Adjustment to remove other assets at beginning of year		(20,042)
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in other assets		20,012
Increase in accounts payable and accrued expenses		6,000
Net cash provided by operating activities	$	321,416
CASH FLOWS USED IN FINANCING ACTIVITIES:		
Distributions		(351,800)
NET CASH USED BY FINANCING ACTIVITIES	$	(351,800)
NET DECREASE IN CASH		(30,384)
CASH, at beginning of year	$	71,650
CASH, at end of year	$	**41,266**

***The accompanying notes are an integral part of this statement.**

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and business

BrightChoice Financial, LLC (the "Company") is a Tennessee Limited Liability Company formed on January 10, 2007. The Company is approved to operate as a broker-dealer and is registered with the Securities and Exchange Commission ("SEC"). The Company provides investment banking services primarily in private placements and mergers and acquisitions to clients in various industries. The Company is a wholly owned subsidiary of 2nd Generation Capital, LLC. As a limited liability company, the member's liability is limited to their investment.

Cash

The Company maintains its bank accounts in a high credit quality institution. Balances at times may exceed federally insured limits.

Revenue Recognition

The Financial Accounting Standards Board (FASB), has issued a comprehensive new revenue recognition standard that supersedes most existing revenue recognition guidance under GAAP (FASB Accounting Standards Codification 606). The Company adopted this standard effective November 1, 2018.

The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the identified performance obligation(s); and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The Company recognizes success fee revenue upon completion of a transaction as this satisfies the only performance obligation identified in accordance with this standard.

Application of the standard in 2019 using the modified retrospective approach had no effect on reported financial position, results of operations or related disclosures.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. Actual results could differ from those estimates.

Income Taxes

The Company is a single-member limited liability company and is considered a disregarded entity for federal income tax reporting purposes. Accordingly, the Company does not file a separate income tax return. The effects of the company's operations are passed through to the Member for taxation purposes.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return.

The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

New Accounting Pronouncements

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2018. A lessee will be required to recognize on the statement of financial condition the assets & liabilities for leases with lease terms in excess of 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At October 31, 2019, the Company had net capital of $25,599, which was $20,599 in excess of its required net capital of $5,000. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.61 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company pays its member for rent pursuant to a month-to-month sublease agreement. For the year ended October 31, 2019, the Company expensed $6,000 pursuant to this agreement.

During the year ended October 31, 2019, the Company paid $48,200 to its member as a reimbursement for compensation of employees of the member who are additionally registered with the Company. This reimbursement was computed based upon the relative time spent by each individual between the two entities.

NOTE 3 - RELATED PARTY TRANSACTIONS (Continued)

The company receives bookkeeping services from a related party at no cost to the company. Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

NOTE 4 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

NOTE 5 - CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at October 31, 2019.

NOTE 6 - CONCENTRATIONS

All of the Company's investment banking revenue earned during fiscal year 2019 was from two customers.

SUPPLEMENTARY INFORMATION

BRIGHTCHOICE FINANCIAL, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
AS OF OCTOBER 31, 2019

NET CAPITAL		
Member's equity	$	25,949
Non-allowable assets:		
Other assets		350
Total non-allowable assets	$	350
NET CAPITAL	$	25,599
Minimum requirements of 6-2/3 % of aggregate indebtedness of $15,667 or $5,000, whichever is greater	$	5,000
Excess net capital	$	20,599
AGGREGATE INDEBTEDNESS:	**$**	**15,667**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL:		**.61 to 1**

NOTE:
There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with unaudited Form X-17A-5 Part II Filing, as amended, as of October 31, 2019.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF OCTOBER 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF OCTOBER 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
BrightChoice Financial, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) BrightChoice Financial, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which BrightChoice Financial, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) BrightChoice Financial, LLC stated that BrightChoice Financial, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. BrightChoice Financial, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BrightChoice Financial, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

January 10, 2020
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

2nd Generation FINANCIAL

Rule 15c3-3 Exemption Report

BrightChoice Financial, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5,"Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 CFR 240.l 7a-5(d)(a) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k):

i. Maintain a minimum net capital requirement of $5,000 pursuant to SEC Rule 15c3- 1(a)(2)(vi) (the Net Capital Rule).
ii. Operate pursuant to SEC Rule 15c3-3(k)(2)(i)(the Customer Protection Rule). BrightChoice Financial, LLC does not and will not hold customer funds or safekeep customer securities.

During the fiscal year ending October 31, 2019, BrightChoice Financial, LLC met without exception the aforementioned exemption provisions from 17 C.F.R. 240.15c3-3.

I, Dana Holmes, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Dana Holmes

Title: CEO

December 2, 2019

2nd Generation Capital, LLC • 2nd Generation Financial, LLC
618 Church Street, Suite 430 • Nashville, TN 37219 • phone: 615-846-7650 • fax: 615-846-7654 • 2ndgeneration.com